Exhibit 16.1

Ernst & Young LLP 400 West Market Street Suite 2400 Louisville, Kentucky 40202 Phone: (502) 585-1400 Fax: (502) 584-4221 www.ey.com

Securities and Exchange Commission 100 F Street N E Washington DC 20549	20 August 2009

We have read Item 4.01 of Form 8-K/A dated 20 August 2009, of NTS Realty Holdings Limited Partnership and are in agreement with the statements contained in the first and second paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the second paragraph therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s 2008 financial statements.

Ernst & Young LLP
Louisville, Kentucky